Filed by SpectraSite, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                  1933 and Deemed Filed under Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                              Subject Company: SpectraSite, Inc.
                                                   Commission File No. 001-31769



                           FREQUENTLY ASKED QUESTIONS

PLEASE NOTE THAT WE HAVE RECEIVED NUMEROUS INTEGRATION QUESTIONS CONCERNING ISSUES THAT WE ARE UNABLE TO ANSWER AT THIS TIME. MANY OF THEM WILL BE DECIDED UPON DURING THE MERGER INTEGRATION PROCESS OVER THE COMING MONTHS. ANSWERS TO THESE QUESTIONS WILL BE FORTHCOMING AT THE APPROPRIATE TIME AS THE INTEGRATION TEAMS CARRY OUT THEIR WORK. ANY OFFICIAL DECISIONS THAT ARE MADE WILL BE COMMUNICATED JOINTLY BY DALE CAREY (SPECTRASITE), AND STEVEN MOSKOWITZ (AMERICAN TOWER), AFTER THE INTEGRATION TEAM HAS APPROVED THEM.


JUNE 20, 2005

1. Can the disclosure of American Tower current benefits plans, HR policies, etc. be available to SpectraSite employees for basic overview? Can Intranet access to these resources be granted to SpectraSite employees at this time?

     Until the closing of the merger, SpectraSite and American Tower must operate as separate entities and the current benefit programs offered by American Tower are subject to change as part of normal business practices. As part of the integration process, the human resources teams are analyzing the differences in the benefit programs and will make recommendations to the Steering Committee regarding benefits for the combined company following the closing. As you know, the Merger Agreement provides that SpectraSite employees retained following the closing of the merger will have the same or comparable benefits as they currently have for one year following the closing.


2. With respect to recent hiring activity, are we primarily filling positions that have been vacated, or are new positions being created? Are the new hires aware of the pending merger?

     It is "business as usual" and positions that have been vacated or budgeted will continue to be filled on an as needed basis. In addition, every new hire is being made aware of the pending merger as part of the hiring process.


3. With respect to the SpectraSite Severance Policy, where it states "[i]f an employee is asked to accept a position that requires him or her to accept a pay cut of 15% or more they can decline and receive severance," is such pay cut in terms of base pay or total pay (including bonus)?

     Base pay only. The Severance Policy states that a reasonable request for transfer includes lateral transfers and demotions where the employee's "base rate of pay" (excluding bonus) is impacted less than 15%.



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4.   If you are told that your position will not be eliminated in the first 90 days following closing but will be eliminated sometime after that, can you voluntarily leave the company after that 90 days but before you are officially "severed" and receive severance pay?

     No. If you voluntarily terminate your employment prior to the official termination date of your position, you would not be eligible for severance benefits. Please refer to the FAQ dated May 26, 2005, question no.
     2 under "Severance."


5. Is there a requirement, or will an effort be made, for the new company to give XX days notice to the employee before severing him or her?

     The goal would be to provide as much advance notice as possible to employees who will not have a continuing position with the new company. This advance notice may vary based upon the specific department or position.


6. Why does Field Support Services have a hiring freeze, but other departments do not?

     There is no official hiring freeze for Field Support Services. At this time, there are some positions open in the West that SpectraSite management has decided to provide coverage for using existing resources and contractors. However, if the workload becomes such that this coverage plan is no longer effective, an alternative arrangement, which may include hiring additional resources, could be made.



CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this FAQ regarding the proposed merger between American Tower and SpectraSite, the expected timing of related transactions and the expected timetable for completing the merger constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of American Tower's and SpectraSite's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of American Tower and SpectraSite stockholders to approve the transaction; and the ability of American Tower to successfully integrate SpectraSite's operations and employees. Additional factors that may affect future results are contained in American Tower's and SpectraSite's filings with the Securities and Exchange Commission ("SEC"), including each company's Annual Report on Form 10-K for the year ended December 31, 2004, which are available

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at the SEC's website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and American Tower and SpectraSite disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this FAQ.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, on June 15, 2005, American Tower filed with the SEC its Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, which was declared effective on June 16, 2005. INVESTORS AND SECURITY HOLDERS OF AMERICAN TOWER AND SPECTRASITE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN TOWER, SPECTRASITE, THE PROPOSED TRANSACTION AND RELATED MATTERS. The final Joint Proxy Statement/Prospectus will be mailed to stockholders of American Tower and SpectraSite. Investors and security holders of American Tower and SpectraSite may obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about American Tower and SpectraSite, without charge, at the SEC's website http://www.sec.gov. Complimentary copies of these documents may also be obtained from American Tower by directing a request to American Tower Corporation, Investor Relations, 116 Huntington Ave, Boston, MA 02116 or from SpectraSite by directing a request to SpectraSite at SpectraSite, Inc., 400 Regency Forest Drive, Cary, NC 27511, Attention: Secretary.

PARTICIPANTS IN SOLICITATION

American Tower, SpectraSite and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from American Tower and SpectraSite stockholders in respect of the proposed transaction. Information regarding American Tower's participants is available in American Tower's Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated April 27, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding SpectraSite's participants is available in SpectraSite's Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement, dated March 31, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Additional information regarding the interests of such participants is included in the Registration Statement containing the Joint Proxy Statement/Prospectus filed with the SEC.